Exhibit 99.3
Press Conference for Management Discussion on Earnings Release for quarter ended September 30,
2005 of Wipro Limited
19th October, 2005
Present:
Azim Premji — Chairman
Suresh Senapaty — Executive VP & Chief Financial Officer
Dr A L Rao — President, Technology Solutions & Chief Operating Officer
Sudip Banerjee — President, Enterprise Solutions
Girish Paranjpe — President, Banking and Financial Solutions,
Suresh Vaswani — President, Wipro Infotech, Technology Infrastructure Services, Global Testing
Services & Enterprise Application Services
Vineet Agrawal — President, Wipro Consumer Care & Lighting
Statement to the Press by Azim Premji
Good morning and thank you for making it to the press conference.
The detailed quarter results are with you in the press docket. Let me share with you some thoughts on our performance and prospects.
In terms of financial performance, all our major business segments recorded robust growth rates in Revenues. Revenues in our Global IT business at $430.7 million were ahead of our guidance of $422 million. The IT Services business continued to witness broad based growth, across verticals, geographies and service lines. Our Financial Solutions business delivered its fourth consecutive quarter of double digit sequential growth. Our differentiated services such as Testing and Technology Infrastructure Management continue to grow ahead of overall growth rate. Our investments in account management began to pay off, as we saw the number of our million dollar customers cross 200 for the first time. In line with our expectations, our Business Process Outsourcing business witnessed flat Revenues but significantly improved profitability. Even though Revenue growth in this business will be muted in the near term, our wins in the Transaction Processing business during the quarter give us confidence that we are on the right track.
Our India, Middle East and Asia Pac IT business recorded Revenue growth of 32% and Profit Before Interest and Tax growth of 36%. Other businesses also turned in good performance.
The quarter was also unique for a few other distinctions. This was the first quarter when the quarterly Operating Income crossed the Rs. 5 billion mark. The quarter saw us crossing the landmark of over 200 customers with $1 million or more annualized Revenue in our Global IT business. In our IT Services business, the quarter also witnessed the highest ever quarterly gross people addition of over 5600 people. In what is probably a world record, Wipro and Wiproites through Wipro Cares initiative, along with government and local authorities, planted over two-hundred and fifty four thousand saplings in the Tsunami hit area of Tamil Nadu state in 24 hours as a tribute to the people who perished and as a possible protection for the future. Finally, this was also the first quarter with the new management structure. Our experiences and successes so far have reinforced our confidence in our leadership team as well as the current organization structure.
Looking ahead, the prospects for growth look exciting. We exited the quarter ended September 2005 with the strong tailwind of business momentum. The challenge we have is to sustain this and build upon it. I am confident that our leadership team has the Hunger and the Passion to make this happen.
Thank you for being here again, and we would be very happy to take questions now.
Let me introduce people who are on the stage, right at the left is Sudip Banerjee, who is President of our enterprise business, next to him is Girish Paranjpe who is President of our financial solutions business, next to him is Laxman Rao, who is our Chief Operating Office, next to him is Suresh Senapaty our Chief Financial Officer, next to him is Suresh Vaswani who is President of our services business as well as of Wipro Infotech, and on my left is Vineet Agarwal who is President of our Wipro Consumer Care and Lighting business.
Moderator
Mr. Senapathy will take you through the highlights of our performance.
Suresh Senapaty
A very good morning to all of you ladies and gentlemen. We have changed the format this time a little bit because we thought going through a presentation for about 5-10 minutes will give a better clarity to avoid certain questions which are always there and yet in a repetitive form and better clarity gets done so that we have quality of questions which are much better and we use the time much more fruitfully. So I will take you through the about 10 slides I have which demonstrates the strong results that Wipro posted for the last quarter.
If you look at here, the financial summary for the quarter, revenues were up by about 10.8% sequential for Wipro Limited as a whole which is a consolidated picture of the entire businesses of Wipro, and the profit before interest and tax grew by about 13% sequentially to 524 crores.
And if you look at the year-on-year numbers, revenue grew by about 26.7% and the profit before tax grew up 12.7%, and the profit after tax grew 16%. Profit after tax on a sequential basis was 478 crores which was far ahead than any kind of an estimates that were available in the market, 11.7% was the sequential growth.
If you look at the key segments because as you know we are in the IT business, the global IT business, the Indian IT and Middle East — Asia Pacific, and we are also in the Consumer Care Lighting apart from small other businesses. So to talk about these three large segments that we have which is global IT services, 1895 crores revenues. Quarter on quarter growth of 9.4% and 26.2% was the year-on-year growth.

And if you look at the PBIT numbers, which is the operating profit, 462 crores with a 11.2% quarter on quarter growth.
Similarly if you look at India, ME, Asia Pacific business, 398 crores of revenue, 17.7% quarter on quarter. We generally have the September quarter which is better. Similarly we have the quarter four which is also generally better. So we got the benefit of that. 32.5% was the year-on-year growth. Similarly, if you look at the operating profit there was an expansion, 29.9 crores of profit before interest and tax, 37.2% is the year-on-year growth. You see expansion of margin getting reflected in the year-on-year growth of revenue 32.5 versus year-on-year growth in the PBIT being 36%.
And if you look at the Consumer Care Lighting, 143.7 crores, 5.4% sequential growth, and 24% year-on-year. And similarly if you look at the profit before interest and tax, 19.5 crores which was 4.3% sequential growth, delivering a solid quarter with strong across all the businesses.
Some of the highlights of our global IT business:
Revenue at $430.7 million, quarter on quarter of 8.1%, ahead of guidance of $422. In rupee terms 9.3% sequential growth. Expanded operating margin by about 40 basis points despite higher cost structures that we had in terms of lower utilization because we had the highest people add, similarly we had the visa fees which we had to invest for the entire year requirement.
Strong volume growth in IT services. Person months billed is up quarter on quarter by 11%. Offshore volume growth was at 11.7%, the record growth that we have ever had.
Highest ever people addition in IT services business. Gross addition of about 5600 people and net was 4575, this compares with the last quarter of about 3070 number.
Wipro BPO business profitability bounced back, records 400 basis points improvement in operating margin. We guided about that, we said we are sort of working on lot of initiatives on the operating efficiencies, we have achieved that and we are on track in that direction.
We have decided to open a center in East Europe to expand Wipro’s language capability for voice, transaction process, and L1 and L2 support for infrastructure management. As you know, so far as the technical help desk is concerned, level 3 and level 4 are addressed by the IT services business, and level 1 and 2 are addressed by the BPO side of the business and that becomes very synergistic for us. So the L1 and L2 will be what we are looking at meeting the requirement from the East European center that we are going to setup.
Look at the revenue dynamics of the global IT business. If you look at the circle in terms of the various shares, financial solutions and combined technology business grew double digit sequential. Financial solution has grown more than 50% year-on-year in 8 out of the last 9 quarters and contributes about 21% of our revenues, which was about 17% one and half years back has gone smooth improvement to about 21% revenue.
Energy and utility and TMTS, represents technology media and transportation services, finding strong traction. Grew sequentially 12.6% and 12.8% respectively. Differentiated services continued to win in the market place. Testing grew 81% year-on-year and technology infrastructure services grew 68% year-on-year.

Europe was again another star with a growth of 48% year-on-year and double digit sequential growth after several quarters of double digit growth.
Wipro’s consulting practice continues to make significant progress on a standalone basis as well as integrated with IT services business.
Customer dynamics, global IT business here again, 39 new clients added, 10 were of Fortune 1000 customers. In enterprise solution, wins included a global pharmaceutical company, leading internet based auction player, and a global manufacturer of consumer goods. We would have loved to give you the names, they are very reputed and good names to feel proud about, but as you know in the current environment we do not have the permission of the customer to be able to give those names.
In financial solutions we won a multi-year multi-million dollar with a large insurance company in North America. We have been selected as a strategic partner by large insurance broker and also we got being one of the strategic vendor for a top investment bank in the North America, actually across the globe.
In technology solutions, wins included development and testing of customer relationship management and similarly order management solution for a leading long distance provider from US. A strategic consulting assignment from a global telecom operator to rationalize IT systems, infrastructure and operational processes, and large development work for next generation mobile phone for a leading Japanese mobile company has been a win.
In BPO we signed MSAs for F&A related work with leading broking house in the US, HR and analytic work for a US based manufacturing company, procurement management deal for a leading auto manufacturer, and order to bill engagement that involves an integrated IT and BPO solution for a data communication magazine, again a big win. It was about $40 million win for us where we have IT and BPO combined together.
Strong account management focus paying off, crossed 200 numbers of $1 million run rate customer base. Similarly if you look at the number of customers more than $10 million has gone up by 8, an increase of 24 over quarter one million dollar accounts, and we had about 53 such customers in quarter two.
Other highlights if you look at, Wipro Infotech wins two multiyear total outsourcing deals, a 10-year contract with the Sanmar Group for application management, infrastructure management, IT processes, and asset provisioning, and a 5-year contract with Optimix and building and managing their end to end IT infrastructure.
Similarly if you look at on the IT services, the services portion of the business in Wipro Infotech has grown about 25% year-on-year. The overall sequential growth was about, the overall service as a mix of the total revenue was 36%. There has been a margin expansion and we won 20 new projects in the technology infrastructure practice in Wipro Infotech, 28 new projects in solution business, and 13 new projects in consulting, and WIT is 16% of the total revenue of Wipro as a whole and 6% of the PBIT share.
Similarly if you look at Wipro Consumer Care products, continued its momentum in growth, growth drivers were soap business, growth drivers were C&I which we provided the lighting solutions to corporate customers, and also in the furniture business which we launched about few quarters back that has been growing pretty well.
And the other thing that we are talking about is Wipro Cares initiative. As you know that we have an initiative in Wipro Cares were we deal with some of the contribution to the society in general and we have dealt with it when it was the earth quake in Bhuj, we have dealt with it when it was a cyclone in Orissa, and similarly there was a tsunami where we had contribution from the company as well as from the employees of the company, and we took this initiative, in fact the initiatives are continuing ongoing and this was a remarkable thing that was done, which was probably a world record, Wiproites along with government support and local residents planted over 250,000 saplings, 275,000 to be precise, in 24 hours in one of the tsunami hit area of Tamil Nadu. So, always Wipro’s initiative has been to engage itself in the rehabilitation process. We have done in these cases and similarly as and when situation arises we will continue to participate in those processes.
In summary, track record of consistent growth continues. Global IT business revenue for the quarter ended December 31, expected to be about $463 million which is a quarter on quarter growth of 7.5% despite number of working days in Q3 December being lesser than that of September because that is based on the momentum that we are carrying through from quarter two. Sustain broad-based growth, each vertical service line and geography is delivering robust growth, differential service lines continuing to demonstrate significantly higher growth rates, expanded margin, decent customer adds being the foundation for this growth.
BPO business performance in line with plan, expect to be on growth trajectory in a few quarters.
Wipro Infotech continues to innovate and lead industry growth in India, gaining strong traction in other geographies. Services business grew 25% year-on-year. Non-IT businesses too sustaining growth momentum, benefiting from the booming Indian economy.
Wipro is well positioned to deliver strong value for its shareholders.
To take you through one more data point, we have this US GAAP screen which we will, it is there in your press release in the hand outs, and so I don’t want to repeat this slide here, but one more slide I want to take you through is the revenue break down by technology, services, financial solutions, enterprise, North America, mix of geography. Offshore revenues almost remained around the similar rate. The people head count in IT services has gone up to 32,856, BPO is 12979, and the total is 45835.
Now, with this we will take the questions.
Correspondent
Where will you position the new centre in Europe?
Suresh Senapaty
The current thinking is it will be in Romania.
Correspondent
What is the head count likely in the new centre?
Suresh Senapaty
As you know we never give the head count projection either in India or overseas, but it will manned depending upon the requirement of the customers. So basic objective is to make that as a front end to be able to deal with the customers in the European subcontinent and also have as much work to be off shored, but we will have a reasonable center there.
Correspondent
What was the capex?
Suresh Senapaty

All that, as you know, we never guide specifically with respect to capex and the head count but whatever is needed will be given because you know the strong balance sheet we have and the cash that we have, it will not be a scarcity.
Correspondent
Mr. Senapathy, has there been any salary hike?
Suresh Senapaty
There has been no salary hike in the quarter ending September 2005. There will be a salary hike which we will give for the offshore component of the IT services business in India effective November 1st, and the average increase is expected to be about 12%, which will have an impact on the margin by about 1.5%, but it is not as if the margins will decline by that much because we have enough levers in the form of utilization, in the form of offshore/onsite mix and the bulge management as a result of which we think going forward the outlook for margin for the current quarter will be sustainable in a narrow range.
Similarly, so far as the onsite compensation increase is concerned, it will be given effect in quarter four.
Correspondent
Hello, I want to ask you two separate questions, one is in the Asia Pacific, the Wipro Infotech and the other is on the main IT services global business. On the global IT side it is still not clear, it appears at least on the year-on-year basis that global IT is underperforming the industry leader’s average and NASSCOM is talking about 30%. A good sequential growth of 11% now quarter on quarter, so want to know whether, how do you look at it going forward? Do you think there is complete bounce back or what is the reason for this relative under performance especially when you are relatively more emphasized increasingly on financial services and enterprise in which you don’t have certain other issues, and perhaps explain also why the margins have really dipped year on year?
Suresh Senapaty
If you look at the overall year-on-year growth, you know that so far as our BPO part of the business was concerned it got into a muted growth rate for the past few quarters and will stay like that, but on the IT software services part of the business I think the growth has been fairly decent, 28% year-on-year. So far as the margin factor is concerned, I think sequentially we have done better, but on a year-on-year basis there was a margin decline primarily because of, you know, there was exchange rate impact and various other in terms of the bulge and utilization etc., but on a sequential basis we are very focused and our objective is to make sure that the margins are moving in a very very narrow range. We have done some amount of under investment which we have been able to build that in the past few quarters, and some of those were the basic reasons, if you look at the visa fees, look at the investments that we did in SG&A because the head count increase in the sales force has significantly gone up from about 170 people a year back to about 225 as of September 2005. So some of those investments which, you saw the fruit of that in quarter two, you are seeing the fruit of that in quarter three guidance, and hopefully you look forward to similar sustenance going forward.
Correspondent
One question on the Wipro Infotech division because that seems to be doing increasingly well as a unit, what we would be very interested in knowing is because on that part of the business we have always viewed it in a regional sense but looks like you are doing some of the work which even IBM is doing or competing for whereas you seem to be also outperforming the industry average, so maybe Mr. Vaswani could share what is driving the business and how do you see yourself especially with infrastructure management contracts probably being done for even Western customers out of India, how do you see yourself in that?

Suresh Vaswani
Let me answer the question on what is driving the growth, we have built up a very strong full services proposition for the domestic market. In addition to infrastructure and services for which we are well known, we have added software and we do very major package implementation business in India and application development business in India. In addition, we are also doing a lot of consulting work in India, process consulting and business consulting. So this is positioning us very well in terms of being a strong strategic IT partner of choice for our customers whereby customers are now increasingly beginning to look at completely outsourcing their IT to us. So the deal that we have spoken about in the press release, Sanmar, is a true reflection of what our capability is. It is a 10-year outsourcing contract, it covers all aspects of IT, it covers package implementation, package sustenance, infrastructure management, process consulting, asset provisioning on a long-term contract basis. So we are virtually the IT arm for the customer and increasingly, even the Optimix deal which we spoke about, it is a new organization of ING, and we are setting up the IT infrastructure and the IT provisioning from scratch, and we will be providing that as an annuity service to the customer. So you know that is really, I mean, the proposition that we put together in the domestic market is yielding the sort of results that you are seeing from us.
Correspondent
How you are benchmarked against an IBM or something because you are doing somewhat similar, you are becoming full service, you are become, I mean, Wipro is known as an IT service exporter in a global sense, but how benchmarked are you let us say to win a deal in the west on similar issues, let us say with remote management or in partnership with someone, or you know, are you restricted yourself in a regional or domestic sense or in terms of competence and capabilities, or can you partner with potentially global IT in going for the big ones?
Suresh Vaswani
See, you know, whether it is domestic market or the global market, we are clearly competing more and more with global players. So clearly the sort of business wins that we have been having in India is actually against global competition. Now, again if you look at the global markets, and I am now specifically talking about our infrastructure services business, where we are pioneers in terms of remote delivery, the competition is really global competition, and all the wins that we are having is against global competition. So we have established strong proposition in terms of infrastructure services is concerned globally. We are able to drive a lot of business through remote delivery. We are able to give an enhanced value proposition to customers through investments in tools and technology and process frameworks, and I think that is clearly differentiating us vis-a-vis the global competition.
Suresh Senapaty
You know, you look at these customers, we have been working with them for several years. The relationship is very very deep, whether it is financial services area or the telecom area, some of the relations, I mean, Wipro’s strength is very apparent there and therefore Wipro with this added skill set, with added service lines that we have been expanding on and the strong customer relationship, and Wipro’s image in terms of quality delivery and the kind of presence we have, about 250 locations in India, through our own engineers and the leveraged engineer outfits that we have, the customers find that on an end to end basis the entire presence of their’s is being addressed by us. So that gives us a very strong position.
Correspondent
That leaves one question hanging, you know, do you see yourself in a position to compete for let’s say deals in Europe and the US on similar contracts? That is the point I am trying to drive at.
Suresh Vaswani
Actually if you really look at the deals that we are winning, again talking more about infrastructure services spaces, we are winning against global competitors because typically a large European customer would have an IBM or an HP as a service provider and what we are now beginning to do is win parts of deal. Customers are beginning to outsource parts of the IT infrastructure to us, they are beginning to outsource ADM to us, they are beginning to outsource package implementation to us. So clearly if you look at the overall Wipro services composition, we have full lines, we span BPO, we span ES, we span infrastructure services, testing, domain expertise and so on and so forth. So clearly we are winning against the global players.
Suresh Senapaty
If you look at the deal that we announced in the last quarter. We got one which has a component of IT and BPO. If you look at the deal that we did with Ericsson where we have taken over the complete assets of Ericsson and built that relationship. So while there has been some dig we have where some amount of people head count has been taken over. So while we may not have done more number of deals where we have taken people, taken assets, but wherever there is a big chunk of application area that is there or an IT services that is there, we will be open to taking over these on a selective basis.
Correspondent
Mr. Premji, is there a sense of IT discomfort following the attack on the IT industry vis-à-vis job for locals and the demand for an inquiry into allotment of lands to IT companies. Do you think it will have a negative impact on investment climate in the IT industry in Bangalore?
Suresh Senapaty
So far as both these issues are concerned, so far as land is concerned, generally whatever land, today we have some land in Electronic City, there is some land in Sarjapur; in Electronic City where we in fact almost fully used up. In Sarjapur, we are using up gradually, we had asked the government for land in Mysore, we asked for government land in Mangalore and some pieces of land in Hi-Tech City in Bangalore which is likely to come up, etc. Similarly we have built in various other locations whether it is Chennai, whether it is in Hyderabad, Bhubaneswar, Vizag, and so on and so forth. Whereas employing locals are concerned, it has always been our endeavor that the very fact that we are in more number of centers objective is to hire as much local people as possible so that we have lesser amount of traffic movement. Of course, we cannot compensate..
Correspondent
The question I asked is there is a sense of discomfort because the leaders of the coalition government have been attacking the IT industry of late?
Azim Premji
I don’t think it is correct that the government in Karnataka is attacking the IT industry. I think there are some stray comments made which are just hitting a lot of headlines in the newspapers. I think the government of every state appreciate that the IT industry is a major employment generator because the reality is that for every one person we employee in IT, we will be employing anywhere between three and four people in a surround industry feeding into our industry plus apart from congestion on the roads, the IT industry is a guzzler of power unlike say a chemical industry nor a generator of pollution. I think we should not read too much into some headline comments which have come out.
Correspondent
You have lately been silent on the infrastructure, have you given up?
Azim Premji
No, I think it is just getting taken out of proportion. At the end of the day, we work with the government. At the end of the day, we have a strong population of people who work in the state, I think just making comments which hit the newspaper headlines does not serve a constructive purpose. I think the points are getting made. There is enough work which you can do on a one-to-one basis with government and we find that’s more effective way of going about finding to achieve an end objective.
Correspondent
Thanks. Mr. Premji, can you expand on your near shore strategy, do you plan to accelerate investment in the near shore facilities over the next few years, what looks like the most attractive destination for Wipro, how do you see that?
Azim Premji
Let me just speak to you in terms of your definition of near shore. I would assume when you say near shore, you mean facilities which are geographically closer to the customer that we deal with?
Correspondent
Right.
Azim Premji
We have four or five centers in the United States which we think is adequate because they are spread out across the territories of the Unites States, whether it be mid-west, whether it be east, or whether it be west. We have multiple centers in Europe. We have three centers in Germany. We have one center in Sweden. We have one center in Finland. We have a large center in Redding just outside of London. We have a large center just outside of Tokyo, virtually in Tokyo and we have some centers in the Middle East. We have a center in Sharjah. We have a center in Dubai, and now we are going to be opening a center in East Europe. In China, we have a presence both in Shanghai as well as in Beijing. You don’t call that a near shore center because currently most of the work that we are doing there is for our global customers. So wherever we find it is appropriate to have a near shore center and we have an adequate critical mass of customers or potential customers to justify that we are opening those centers.
Correspondent
My question is regarding percentage of public holding in Wipro. When the SEBI issued the guidelines, you told you have to study whether it is applicable to Wipro or not. First is it applicable and if it is applicable when you are off loading the percentage of stock?
Azim Premji
As of now, there is no notification that has been issued, therefore it will be difficult to comment on any notification just on a speculative basis. At this point in time, I think we cannot comment on that.
Correspondent
My question is Wipro has lost some key business in a large investment bank in USA to Infosys. Are the IT companies undercutting each other for very lucrative business abroad number one. Second is we keep reading about how low-end the quality of work that India does, apart from it having only 1.5% of the global business, it is also very low-end, when are you going into more value-added product development?
Azim Premji
I will request my colleague, Girish Paranjpe, to respond.
Girish Paranjpe
I am not sure where this piece of information that you mentioned came from, but our financial services business which includes coverage of capital markets, investment banks, insurance, and banking companies, we have continued to win business against all competition whether local or global and I see no reason why we should any hesitation in saying that we have a chance to win all business that comes to us, and of course, we can’t win all the time, but we get enough wins to feel comfortable that we can go head to head with any competition. On the other comment that you made that why are we doing low end work, I think that’s a little bit of misunderstanding of the kind of work that we do. There is a significant amount of work that we do which is fairly complex, high end, and that the type of work that customers wouldn’t have trusted us to do and still they gain confidence. So it does happen sometimes that they will start with relatively simple work which may sound low-end but over time all of that builds up into complex and cutting edge work and there is sufficient amount of cutting edge work that we are doing and sufficient expectation about the future about doing more cutting edge work. So I would not belittle the work that we do.
Azim Premji
And just I will request Dr. Lakshman Rao to explain to you what we do as part of R&D which is a very very high end and we are the largest R&D house in the world with 11,000 people. Some of the projects that he will describe to you which will give a feel as to whether they are low end or high end.
Dr. A L Rao
In our product engineering business, we have developed products for customers in the leading edge technologies. During this quarter, we have got assignments for developing of the next generation mobile phone. That is the mobile phone next generation, which includes multimedia, etc. Similarly, we have got another assignment, which involves developing the complete securing software for another software product vendor. We have another engagement to develop the complete customer relation management system for a telephone operator. So we do develop in fact the end-to-end products in leading edge technologies in our product engineering business.
Suresh Senapaty
So typically if you look at a mobile phone which we use, I mean Wipro would have worked on the chip which is there inside because the chip manufacturer is our customer. The operating software on which the mobile phone works which is many of those mobile phone companies are our customers or the application software that is developed on that will be our customers. So typically any particular product, I mean, you talk about DVD, you talk about any other consumer electronics kind of product, or in the semi-conductor area, or in the automative sector, many of the R&D work that we do are very very sophisticated.
Correspondent
Are you concerned at all about India developing a shortage of qualified IT professionals given the rate at which Wipro, Infosys, TCS are expanding as well as the global majors, and how do you plan to deal with that?
Azim Premji
This financial year, India with graduate about 350,00 engineers and diploma engineers. United States will graduate this year about 75,000 engineers, so you can see the order of magnitude difference between the output which India produces and the United States produces. The next question is are these engineers adequate to meet the growth of the industry? At this point of time, yes, because not only do they represent a supply source for software talent but in addition they are multiple institutes which are hiring B. Sc and are training them on IT skills through fairly intensive programs. As an example, we run a Wipro University which now we have been running for over I think seven or eight years where we have taken this year in excess of 800 people in a 4-year program done jointly with a leading engineering institute, BITS, Pilani, where at the end of four years working full time with us, they graduate with a Master’s Degree in Software Engineering and they enter with a Bachelor’s Degree in Science, and we are significantly ramping up the intake into this program over the next six months to probably double or even more than double the quantity. So you are supplementing engineering talent with engineering trainable talent, which is able to deliver the same quality or better quality output. I think the key issue is that industry must continue to work with the leading engineering colleges but more important with the second level and third level engineering colleges to upgrade the teaching of their teachers, to help improve the quality of their facilities and their course curriculum which is something in which we are getting ourselves involved now quite actively either directly or through the association, NASSCOM association, because at the end of day, you want a much higher selection ratio of the people you visit on campus.
Correspondent
Mr. Senapathy, the head count in BPO this quarter is scaled down, so as your dependence on voice goes down, do you expect this to further go down in the next few quarters, that number one. Number two is the fact that could you also speak about in your presentation you spoke about the consulting business being a standalone entity, so can you speak or would you give some kind of revenues on the consulting business, Wipro Consulting?
Suresh Senapaty
I will give the Wipro Consulting part to Sudip Banerjee to answer, but let me answer the Wipro BPO one. The objective is not to bring down the voice business at all. Voice continues to be a priority area for us. We continue to be committed to the customers that we are in, continue to be committed to the growth that it is going to have in that part of the voice business, but all we are saying is we will grow the non-voice part of the business faster. So it is not that the head count of the voice side will come down. In fact, we have been able to have better productivity, we have been able to have better price realizations, and that is how we have seen the expansion in the operating margins despite the fact that the head count has dropped, despite the fact that the revenue is muted, primarily because we have done much more better rationalization in terms of the training programs that we have launched, in terms of the way the productivity, you know the various Lean programs and so on and so forth. So it is not right to understand that the head count will drop on the voice side, it will go up, and so would be on the transaction processing, so would be on the IT help desk side, like we talked about L1, L2 because it is very synergistic to L3, L4 which we do as part of our IT services business. I will request Sudip Banerjee to answer the consulting piece.
Sudip Banerjee
The number decline in consulting you should see as a quarterly aberration, now from a very small base, because what happens in consulting is that these projects are short-sighted projects and they end at one point in time and the next project may come four to six weeks later, and when you are still growing it from a small base, you will have some of these quarterly aberrations. We have actually, this quarter, won a number of very nice consulting projects and those are helping a lot of our downstream growth into other areas. So we have had some process consulting projects, we have had some consulting projects on IT architecture, we have had some very nice win in the business consulting area, which has been completely new customers who have come in at the high end and a promising work which will be followthrough work with us which will give us a uplift in the regular business. So much of our consulting revenue has really got to be seen as a seed revenue for a lot of other business. From that point of view, what we have achieved in Wipro Consulting with the global consultants that we have hired, and if you see most of our consultants have come from the big five. They have come organizations like Deloitte and McKenzie, and Price Waterhouse, etc, and they are a very key team which is now working with the rest of our team in actually opening doors in many of the accounts which we earlier did not have access to. So some of the winds we think are going to help us and ramp up, and these are actually happening across the board. So they are happening in manufacturing accounts, they are happening in financial services, they are happening in telecom, they are happening in the securing space, they are happening in retail space. So we are actually very pleased with the way our consulting business has taken off, and the way we constructed our consulting our consulting business, we wanted it to be profitable right from the beginning. So we are a bit choosy in terms of our projects and we are happy say that as consulting as a stand-alone business has been profitable from day one.
Suresh Senapaty

The decline that you are seeing like he said is one time or some project stops. It is primarily in a standalone consulting, but the consulting that is embedded in various other practice, on a combined basis it has grown. On a standalone basis, there is an aberration.
Correspondent
Further on the consulting business
Suresh Senapaty
The standalone consulting we have given the number and that is where we said that whether it has declined and we said that yes because they were very small projects, specific and the run rate base is very small and therefore one project comes down, therefore the other starts, it does show a higher visibility in terms of the decline. But like I said standalone consulting is embedded in various practices, whether it is infrastructure service practice or enterprise application practice, or a testing practice. So if you look at consulting on a combined basis, it is about 5% of our revenue. So that has done well. But it is a standalone one which for the Q2 which has marginally declined. That’s the point I am making.
Correspondent
One more point, how many of the actual clients do you have in the global IT segment?
Suresh Senapaty
433.
Correspondent
On a broader perspective, how would you describe the market for outsourcing companies or offshore outsourcing companies? Are customers showing greater interest as the size of deal increases just give a broader perspective of this. And question two is R&D services, how much does it constitute total revenue and you do product definition architecture right from that scale? Two unrelated questions actually.
Girish Paranjpe
Let me try and answer the first question.
Suresh Senapaty
After that Dr. Rao will answer the R&D part of the question.
Girish Paranjpe
I think overall the environment remains very benign. So there is significant amount of interest from large customers and I think we have seen that whereas initially the interest was only in global multinationals to do work offshore. That interest has seeped down to even the midlevel companies which were, you know, revenue of about $3 or $4 billion. All of them have become active now and want to embrace the offshore delivery model or the global delivery model. So if I look at where we were even a couple of years ago to where we are now, I think we have a very benign open environment where companies are willing to embrace the global delivery model and work with companies like Wipro.
The very fact that we are able to add customers quarter after quarter shows that there are enough number of people who would prefer to work with us. That’s all I can say.
Dr. A.L. Rao
The R&D outsourcing you are talking about, overall everybody has this charter of improving the R&D effectiveness. Today if you see the R&D as a percentage of sale, R&D investments, they all vary between 5 to 15%. Everybody has a target of improving the effectiveness and to bring it to under 10% as a percentage of sale. What it means is that bringing more out of the same R&D budget or increasing the sales for the similar products. That is number one driver in terms of increased work in R&D space. Second if you see in terms of the outsourcing. Typically my guess is that the R&D outsourcing is anywhere between 8-15% or 5-15% and as compared to outsourcing other segments which could be as high as 30-35%. So again the window of opportunity between the 10 to 20% in a conservative way of the R&D budget, the outsourcing could improve by another 10% of the total R&D budget. These are the higher level drivers for increased outsourcing in R&D. In addition to this, the market forces. If you see the conversions in the mobile space, the data services, and the multimedia services on the mobile communications are literally driving almost as you know every single segment, could be entertainment electronics, could be computing hardware vendors, computing software vendors, and the conventional telecom vendors, everybody is moving into this convergence in mobile data space and investing. And the outsourcing is because of the need for go to market. Bring down this go to market cycle and then bring down the development cost and bring the product or the service cost to the market. So that is the driver for increased outsourcing. In fact if you see this quarter, there is increased outsourcing on product software companies which has not been there earlier so much. So whether it is security software companies or whether it is network management product companies, we had a good growth in the software product companies. Again given the fact that the need for go to market and the overall cost of developing the product, they need to bring it down is really increasing the outsourcing. I hope that answers your question.
Correspondent
What is the revenue from the R&D business?
Suresh Senapaty
About 36% of our revenue comes from R&D which consists of telecom, OEM, which talks about telecom service provider, as well as non-telecom like we talked about semi-conductor, consumer electronics, automotive, so on and so forth. That is all the product engineering services.
Dr. A.L. Rao
And we are today 12,000 people involved in the technology services across the segments that Senapathy told about.
Suresh Senapaty
And it had a double digit sequential growth last quarter.
Correspondent
Just one aspect, in the consolidated statement Mr. Senapathy could you tell me what could be the reason for that 37% decline in the PBIT for BPO services? You said that the growth was muted, but the decline in the profit before income and tax.
Suresh Senapaty
You are talking about on an year-on-year basis, you saw the kind of device plan we are talking about in terms of increasing the share of non-voice which was started in March 2005 and continuing forward, and that is where for June 2005 we had a muted growth, September 2005 we had a muted growth, and March 2005 we had a muted margin also. So that is in the recovering path. From a YOY perspective, the best quarter we had in the past was not necessarily the best quarter we have in comparison, but if you look at sequentially because of this change in the transition that you are seeing we are doing pretty well.
Correspondent
What you are proposing for the two SEZs that has been cleared by the government, by when it will take shape and what you intend to do there?
Suresh Senapaty

The SEZ in Kolkata is already up and running. So far as the other SEZs are concerned, work is in progress, we hope to start them as soon as possible.
Correspondent
Cochin you are talking about ?
Suresh Senapaty
Yes, there the work is also in progress.
Correspondent
Will there be new services or similar services will be there?
Suresh Senapaty
There will be a combination of new services, combination of existing services, and so on.
Moderator
If there are no more questions, we would like to close here. I request all of you to join us for tea. Thank you very much.